UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan +81-3-3214-6522	Sarah P. Payne, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303-3308 +1 650 461 5669	Robert G. DeLaMater, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 +1-212-558-4788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 ,4 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 4 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,566,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,566,400(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,566,400(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.
(2)

Based on the number of shares of Common Stock outstanding on October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the Additional Shares.

(The terms used above are defined in the Explanatory Note and in Items 1, 2, 4 and 6 of the Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 6 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,771,809(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,771,809(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.30% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

As of the date hereof, the shares of Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 34,971,809 of such shares of Common Stock are subject to the Call Options). The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)

Based on the number of shares of Common Stock outstanding on October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the Additional Shares.

(The terms used above are defined in the Explanatory Note and in Items 1, 2, 4 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 9 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,751,557(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,751,557(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The shares of Common Stock to be acquired by Project 9 LLC will be subject to the Proxy Agreement. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)

Based on the number of shares of Common Stock outstanding on October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the Additional Shares.

(The terms used above are defined in the Explanatory Note and in Items 1, 2, 4 and 6 of this Schedule 13D).

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,566,400(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 92,089,766(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,089,766(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)	The shares of Common Stock are held by Project 4 LLC, a wholly owned subsidiary of SoftBank.
(2)

As of the date hereof, the shares of Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank, Project 4 LLC, a wholly owned subsidiary of SoftBank and Project 9 LLC a wholly owned subsidiary of SoftBank; the shares of Common Stock held by Project 6 LLC and Project 9 LLC are subject to the Proxy Agreement; and 34,971,809 of the shares of Common Stock held by Project 6 LLC are subject to the Call Options. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(3)

Based on the number of shares of Common Stock outstanding on October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the Additional Shares.

(The terms used above are defined in the Explanatory Note and in Items 1, 2, 4 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 14 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020, Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020, Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2021, Amendment No. 7 to the Schedule 13D filed with the Commission on September 9, 2021, Amendment No. 8 to the Schedule 13D filed with the Commission on September 16, 2021, Amendment No. 9 to the Schedule 13D filed with the Commission on September 28, 2021, Amendment No. 10 to the Schedule 13D filed with the Commission on February 4, 2022, Amendment No. 11 to the Schedule 13D filed with the Commission on March 29, 2022, Amendment No. 12 to the Schedule 13D filed with the Commission on April 13, 2022 and Amendment No. 13 to the Schedule 13D filed with the Commission on June 6, 2023 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company (“Project 6 LLC”) SoftBank’s wholly owned subsidiary, Delaware Project 4 L.L.C., a Delaware limited liability company (“Project 4 LLC”) and SoftBank’s wholly owned subsidiary, Delaware Project 9, L.L.C. a Delaware limited liability company (“Project 9 LLC,” and together with SoftBank, SBGC, Project 6 LLC and Project 4 LLC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 2. Identity and Background.

This Item 2 is supplemented by stating that Appendix A-1 and Appendix A-5 are incorporated herein by reference.

Appendix A-1, Appendix A-2, Appendix A-3 and Appendix A-4 each have been amended to reflect a change in executive officers and directors (or managers, as applicable) of SoftBank, SBGC, Project 6 LLC and Project 4 LLC and Appendix A-5 includes the board of managers of Project 9 LLC. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Appendix A-1, Appendix A-2, Appendix A-3 and Appendix A-4 or Appendix A-5 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

As previously disclosed in this Schedule 13D, pursuant to the Letter Agreement, dated as of February 20, 2020 (the “Letter Agreement”), by and among T-Mobile, SoftBank and Deutsche Telekom, SBGC surrendered to T-Mobile, for no additional consideration, an aggregate of 48,751,557 shares (the “SoftBank Specified Shares Amount”) of Common Stock.

The Letter Agreement provided that if the trailing 45-day volume-weighted average price per share of T-Mobile Common Stock on NASDAQ is equal to or greater than $150.00 (as adjusted as provided in the Letter Agreement) at any time during the period commencing on the second anniversary of the Closing Date (i.e. April 1, 2022) and ending on December 31, 2025 (the “Additional Shares Issuance Condition”), T-Mobile would issue to SoftBank, for no additional consideration, a number of shares of Common Stock equal to the SoftBank Specified Shares Amount (the “Additional Shares”), subject to the terms and conditions set forth in the Letter Agreement.

On December 22, 2023, the Additional Shares Issuance Condition was satisfied and pursuant to a notice delivered by SoftBank to T-Mobile, SoftBank and Project 9 LLC, as SoftBank’s wholly owned subsidiary, acquired the right to receive the Additional Shares and therefore “beneficial ownership” of the Additional Shares as determined pursuant Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder. The Reporting Persons have been informed by T-Mobile that it intends to issue the Additional Shares to Project 9 LLC promptly, in accordance with the terms and conditions set forth in the Letter Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b) The information contained in the cover pages of this Schedule 13D is incorporated herein by reference. Project 4 LLC beneficially owns 3,566,400 shares of Common Stock, which represents less than 1% of the shares of Common Stock outstanding as of October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the Additional Shares. Project 6 LLC beneficially owns 39,771,809 shares of Common Stock, which represents approximately 3.30% of the shares of Common Stock outstanding as of October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the Additional Shares. As set forth in Item 4 above Project 9 LLC has acquired beneficial ownership of 48,751,557 shares of Common Stock, which represents approximately 4.05% of the shares of Common Stock outstanding as of October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the Additional Shares. The shares of Common Stock beneficially owned by Project 6 LLC and Project 9 LLC are (or will be) subject to the Proxy Agreement. 34,971,809 of shares of Common Stock beneficially owned by Project 6 LLC are subject to the Call Options. Project 4 LLC, Project 6 LLC and Project 9 LLC are wholly owned subsidiaries of SoftBank. As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 4 LLC, Project 6 LLC and Project 9 LLC. The Reporting Persons therefore beneficially own an aggregate of 92,089,766 shares of Common Stock, which represents approximately 7.64% of the shares of Common Stock outstanding as of October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the Additional Shares.

(c) The information contained in Item 4 of this Schedule 13D is herein incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

In accordance with the terms and conditions set forth in the Letter Agreement, Project 9 LLC will enter into a security agreement with T-Mobile which will grant a security interest in 18,000,000 Additional Shares for the purposes of securing certain of SoftBank’s and its affiliates’ indemnity obligations pursuant to Section 9.4 of the Business Combination Agreement in respect of Specified Claims (as defined in the Business Combination Agreement).

Item 7. Material to be Filed as Exhibits.

29 Joint Filing Agreement, dated as of December 26, 2023, by and between SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 6 L.L.C., Delaware Project 4 L.L.C. and Delaware Project 9 L.L.C.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2023

SOFTBANK GROUP CORP.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Adam Westhead
Name:	Adam Westhead
Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Hugh Manahan
Name:	Hugh Manahan
Title:	Manager

DELAWARE PROJECT 4 L.L.C.

By:	/s/ Hugh Manahan
Name:	Hugh Manahan
Title:	Manager

DELAWARE PROJECT 9 L.L.C.

By:	/s/ Brendan Kelleher
Name:	Brendan Kelleher
Title:	Manager

APPENDIX A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.

Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Director & Chairman, SoftBank Corp.

Rene Haas*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Chief Executive Officer of Arm Limited.

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology

David Chao*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures;

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan; Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited	MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo

Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION

Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.

Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer of SoftBank Group Corp.

*	Director
**	Corporate Auditor

APPENDIX A-2

EXECUTIVE OFFICERS

AND DIRECTORS OF

SOFTBANK GROUP

CAPITAL LTD

Set forth below is a list of each executive officer and director of SoftBank Group Capital Ltd setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Stephen Lam*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	General Counsel of SoftBank Group International

Adam Westhead*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Director, Co-Head of Strategic Transactions (Legal) of SoftBank Group International

Sarah Taylor*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Managing Partner, Global Tax, SoftBank Group International

* Director

APPENDIX A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

DELAWARE PROJECT 6 L.L.C.

Set forth below is a list of each executive officer and manager of Delaware Project 6 L.L.C., setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)

Stephen Lam*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	General Counsel of SoftBank Group International

Hugh Manahan, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Director, Co-Head of Strategic Transactions (Legal) of SoftBank Group International

Jared Roscoe, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Deputy General Counsel of SoftBank Group International

Michelle A. Dreyer, a citizen of the United States of America c/o Corporation Service Company 251 Little Falls Drive Wilmington, DE 19808	Managing Director, Global Restructuring and Independent Director Services

* Officer

APPENDIX A-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

DELAWARE PROJECT 4 L.L.C.

Set forth below is a list of each executive officer and manager of Delaware Project 4 L.L.C., setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)

Stephen Lam*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	General Counsel of SoftBank Group International

Hugh Manahan, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Director, Co-Head of Strategic Transactions (Legal) of SoftBank Group International

Jared Roscoe, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Deputy General Counsel of SoftBank Group International

*	Officer

APPENDIX A-5

EXECUTIVE OFFICERS AND DIRECTORS

OF

DELAWARE PROJECT 9 L.L.C.

Set forth below is a list of each executive officer and manager of Delaware Project 9 L.L.C., setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)

Stephen Lam*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	General Counsel of SoftBank Group International

Brendan Kelleher, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Chief Compliance Officer of SoftBank Group International

Jared Roscoe, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Deputy General Counsel of SoftBank Group International

*	Officer